POLICY COVER SHEET

XP3310D5Job Name:               06/08/10Print Date and Time:     21:01
File Number: O617O

Business Center/
Original Business Unit:         FINANCIAL AND PROFESSIONAL
                                SERVICES

Policy Number:                  490BD0901

Name of insured:                HSBC Investor Funds

Agency Number:                  3180284

Department or Expense
Center:                         001

Underwriter:                    1279482 Underwriting Team:

Data Entry Person:              R. BARNETT

Date and Time:                  06/08/10 10:52 002
                                SPECIAL INSTRUCTIONS

POLICY COMMENCEMENT DATE: 06/15/09 THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE HARD COPY OF THE BOND ISSUED BY THE UNDERWRITER WILL BE REFERENCED IN THE EVENT OF A LOSS

      THE FOLLOWING SPACES PRECEDED BY AN (*) NEED NOT BE COMPLETED IF THIS
        ENDORSEMENT OR RIDER AND THE POLICY HAVE THE SAME INCEPTION DATE.

   ATTACHED TO AND           DATE          * EFFECTIVE DATE OF ENDORSEMENT OR
       FORMING            ENDORSEMENT      RIDER
                              OR
  PART OF POLICY NO.         RIDER         12:01 A.M. LOCAL TIME AS
                            EXECUTED       SPECIFIED IN THE POLICY
      490BD0901             06/08/10       06/15/10

THE HARD COPY OF THE BOND ISSUED BY THE UNDERWRITER WILL BE REFERENCED IN THE EVENT OF A LOSS

* ISSUED TO

HSBC INVESTOR FUNDS

                  POLICY EXTENSION ENDORSEMENT XP037 REV. 2-05

IN CONSIDERATION OF THE ADDITIONAL PREMIUM OF $1,435, IT IS UNDERSTOOD AND AGREED THAT ITEM 2. POLICY PERIOD IS AMENDED TO READ:

ITEM 2. POLICY PERIOD: From: 12:01 A.M. 06/15/2009 To: 12:01 A. M. 07/15/2010
Local time at the address shown in Item 1.

It is also understood and agreed that the Limit of Liability for the extended Policy Period is part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations and that this extension of the Policy Period shall not operate in any way to increase the Limit of Liability stated in Item 3 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By

Authorized Representative

INSURED

       (a) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

                               HSBC Investor Funds
                            HSBC Advisor Funds Trust
                            HSBC Investor Portfolios
                                  (the "Funds")

The following are the resolutions unanimously adopted by the members of the Board of Trustees of the Funds (including those who are not "interested persons" of the Funds as defined in the 1940 Act) at a meeting held on June 22, 2010:

      RESOLVED, by a majority of the Board of Trustees and separately by a majority of the Board of Trustees who are not "interested persons" of the Trusts ("Independent Trustees"), as defined by the Investment Company Act of 1940, as amended (the "1940 Act"), that the extension of, and continued participation of the Trusts in, the joint fidelity bond, until July 15, 2010, in the amount of $5,000,000 underwritten by St. Paul Mercury Insurance Company, a member company of Travelers Insurance Companies (the "Joint Fidelity Bond"), as presented to the Trustees, and covering the Trusts generally against liabilities and expenses, in each case with certain exceptions, arising out of claims, actions or proceedings asserted or threatened against the Trusts is hereby determined to be in the best interests of the Trusts; and

      FURTHER RESOLVED, that, after consideration of all factors deemed relevant by the Board, the extension of the Joint Fidelity Bond, at a premium (not inclusive of surplus lines tax) of $1,345, for a one-month term ending July 15, 2010, as presented to the Trustees, be, and it hereby is, approved; and

      RESOLVED, by the Trustees (all voting), and separately by the Independent Trustees, that the share of the premium to be allocated to each of the Trusts shall be as set forth in the proposed allocation presented to the Trustees, reflecting proportionately each respective Trust's share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, which amounts to be paid by each Trust are hereby determined to be fair and reasonable; and

      FURTHER RESOLVED, that the appropriate Officers of the Trusts be, and each hereby is, authorized to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Trusts, as they, or any of them, may deem necessary or desirable to carry out the intent or purpose of the foregoing resolutions.

                          FIDELITY BOND AGREEMENT

      FIDELITY BOND AGREEMENT, dated as of May 18, 2006, by and among HSBC Investor Funds (the "Trust"), HSBC Investor Portfolios (the "Portfolio Trust") and HSBC Advisor Funds Trust (the "Advisor Trust") (collectively, the "Trusts" or the "Parties").

      WHEREAS, a majority of the Board of Trustees and separately a majority of the Board of Trustees who are not "interested persons," as defined by the Investment Company Act of 1940, as amended (the "1940 Act"), of each of the Parties, have authorized and approved, pursuant to Rule 17g-1 under the 1940 Act, a joint insured fidelity bond, and the Parties hereto are the named insureds under such a bond issued by St. Paul Fire and Marine Insurance Company, with such bond to be amended and/or replaced from time to time (the "Bond"); and

      WHEREAS, the Parties desire to establish (i) the criteria by which the annual premium for the Bond shall be allocated among the Parties and (ii) the criteria by which losses in excess of the face amount of the Bond shall be allocated among the Parties.

      NOW, THEREFORE, it is agreed as follows:

      1. Each of the Parties shall pay a portion of the annual premium in accordance with the resolutions approved by the Board of Trustees and separately a majority of the Board of Trustees who are not "interested persons" of such Party, determined as of a specified date, by considering (i) the number of the other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the Bond, (iv) the amount of the premium for such Bond, (v) the ratable allocation of the premium among all parties named as insureds and (vi) the extent to which the share of the premium allocated to each Trust is less than the premium each Trust would have had to pay if it had provided and maintained a single insured bond.

      2. If St. Paul Fire and Marine Insurance Company (or such other insurers as from time to time may provide the coverage under the Bond as amended and/or replaced from time to time) is willing without additional premium to add another investment company as an insured under the Bond, the Parties agree that any such additional investment company shall become an additional "Party" hereunder provided that such investment company shall have executed and delivered to the Parties to this Agreement its written agreement to become a Party hereto and to be bound by the terms of this Agreement.

      3. In the event that the claims of loss of two or more Parties under the Bond are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed applicable coverage limitations, or if the claims of two or more Parties for any other reason exceed applicable coverage limitations, each Party shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act (the "minimum coverage"). Any remaining amount of recovery over the minimum coverage shall be applied to the unsatisfied claims of the Trust, the Portfolio Trust and the Advisor Trust, as applicable, in proportion to the relevant Parties' contributions toward the allocation of the premium paid for the Bond as determined in accordance with Paragraph 1 above.

      4. Each Party shall promptly notify the other Parties of the making of any claim under the Bond, in addition to complying with the filing and notification requirements of Rule17g-1.

      5. This Agreement may be modified or amended by mutual written consent of the Parties. This agreement may be terminated by one Party on not less than 60 days' prior written notice to the other Parties.

      6. This Agreement is executed on behalf of each Trust and not on behalf of the Trustees of any such Trust individually, and the obligations of this Agreement are not binding upon any of such Trustees individually but are binding only upon the assets and property of such Trust.

      7. This Agreement hereby supersedes all prior agreements among the parties hereto (or any two or more of them) relating to the subject matter hereof.

HSBC INVESTOR FUNDS                      By: /s/ Richard Fabietti
                                             ------------------------------
                                             Richard Fabietti
                                             President

HSBC INVESTOR PORTFOLIOS                 By: s/ Richard Fabietti
                                             ------------------------------
                                             Richard Fabietti
                                             President

HSBC ADVISOR FUNDS TRUST                 By: s/ Richard Fabietti
                                             ------------------------------
                                             Richard Fabietti
                                             President